

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

<u>Via E-mail</u>
Stanley M. Kuriyama
President and Chief Executive Officer
Alexander & Baldwin Holdings, Inc.
822 Bishop Street
Post Office Box 3440
Honolulu, HI 96801

  Re: Alexander & Baldwin Holdings, Inc.
    Amendment No. 1 to Registration Statement on Form S-4
    And Documents Incorporated by Reference
    Filed March 20, 2012
    File No. 333-179524

Dear Mr. Kuriyama:

  We have reviewed your response to our letter dated March 13, 2012 and have the following additional comments.

<u>General</u>

1. Please file all remaining exhibits to the registration statement with the filing of your next amendment. Please also allow sufficient time for their review.

<u>Questions and Answers about the Separation, page 9</u>

2. Please refer to your response to our prior comment 2. We note that you did not include a question and answer discussing how you intend to capitalize the two companies. Please revise accordingly. To the extent the intended capitalization of the two companies is not known at this time, please include a statement to that effect.

<u>The Holding Company Merger Proposal, page 24</u>

3. While we note your response to our prior comment 10, it appears that the provisions relating to the approval of the Maritime Restrictions should be unbundled from the provisions relating to the approval of the merger and the merger agreement as shareholder approval would be required for the proposed changes relating to Maritime Restrictions if presented on their own. Additionally, given the significant changes to Alexander & Baldwin Holding's organizational documents from Alexander & Baldwin's existing organizational documents as a result of the Maritime Restrictions, it appears that

shareholders should have the opportunity to vote separately on this issue. Please revise your filing accordingly or advise.

Material U.S. Federal Income Tax Consequences, page 28

4. Please explain why this discussion does not apply to owners of 5% or more of the total outstanding common stock of A&B. If these shareholders are subject to different tax treatment by virtue of their ownership percentage, please revise your disclosure accordingly.

Please contact Julie Rizzo at (202) 551-3574, Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
       Marc S. Gerber
       Skadden, Arps, Slate, Meagher & Flom LLP